UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              DISCOVERY ZONE, INC.
                                (Name of Issuer)

                     COMMON STOCK, $0.01 par value per share
                         (Title of Class of Securities)

                                   25468B 10 7
                                 (CUSIP Number)

                             Michael E. Heisley, Sr.
                              GMC Acquisition, Inc.
    5600 Three First National Plaza, Chicago, Illinois  60602 (312) 419-8220
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                December 20, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  25468B 10 7
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     MICHAEL E. HEISLEY, SR.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         5,500,000
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                5,500,000
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,500,000
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                [ ]
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.5%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     IN
_________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No.  25468B 10 7
_________________________________________________________________
1    NAMES OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     GMC ACQUISITION, INC.
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
_________________________________________________________________
3    SEC USE ONLY
_________________________________________________________________
4    SOURCE OF FUNDS*
     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [ ]
_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     NEVADA
_________________________________________________________________
                     7   SOLE VOTING POWER
NUMBER OF SHARES         5,500,000
  BENEFICIALLY      _______________________________________________________
   OWNED BY          8   SHARED VOTING POWER
     EACH                -0-
   REPORTING        _______________________________________________________
    PERSON           9   SOLE DISPOSITIVE POWER
     WITH                5,500,000
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER
                         -0-
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,500,000
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                [ ]
_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.5%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*
     CO
_________________________________________________________________

                                  Schedule 13D
                                       of
                             Michael E. Heisley, Sr.
                                       and
                              GMC Acquisition, Inc.

                               with respect to the
                     Common Stock, par value $0.01 per share
                                       of
                              Discovery Zone, Inc.



ITEM 1.  SECURITY AND ISSUER

          This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Discovery Zone, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 205 North Michigan Avenue, Suite 3400, Chicago, Illinois 60601.

ITEM 2.  IDENTITY AND BACKGROUND

          This Schedule 13D is filed on behalf of (i) GMC Acquisition, Inc. ("GMC") and (ii) Michael E. Heisley ("Heisley"). Heisley is the sole stockholder, director and executive officer of GMC. The business address for Heisley is 5600 Three First National Plaza, Chicago, Illinois, 60602. Heisley's title and principal occupation is to serve as the Chairman, President and Chief Executive Officer of Pettibone Corporation, principally a manufacturer and seller of heavy industrial equipment. During the last 5 years, Heisley has not
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Heisley is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On December 20, 1996, GMC entered into a Stock Purchase Agreement, attached hereto as Exhibit 1 (the "Stock Purchase Agreement"), with McDonald's Corporation ("McDonald's") whereby GMC purchased from McDonald's a total of 5,500,000 shares of Common Stock for $1,000 (the "Stock Purchase"). GMC used its working capital to fund the Stock Purchase.


ITEM 4.  PURPOSE OF TRANSACTION

          Except as provided herein, GMC and Heisley have no current plans with respect to the disposition of the shares of Common Stock or the acquisition of additional shares of Common Stock. However, they may dispose of all or a portion of the shares of Common Stock held by them, if they determine at any time that such disposition may be made at prices and on terms and conditions they believe to be favorable, and they may acquire additional shares of Common Stock if they determine at any time that such shares are available at prices and on terms and conditions they believe to be favorable.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) - (b) GMC (and Heisley, indirectly through GMC) owns 5,500,000 shares of Common Stock. Such shares represent 9.5% of the issued and outstanding shares of Common Stock (based on shares of Common Stock reported to be issued and outstanding on March 29, 1996). Heisley has sole voting and dispositive power with respect to all of such Shares.

          (c) GMC and Heisley have not effected any transaction in the Common Stock within the 60 day period immediately prior to the event requiring the filing of this Schedule 13D.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Except as described in Items 2, 3 and 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among GMC and Heisley, or between them and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loans or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          1. Stock Purchase Agreement dated December 20, 1996 between GMC Acquisition, Inc. and McDonald's.


                                    SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 30, 1996                GMC ACQUISITION, INC.


                                        By:  /s/ Michael E. Heisley, Sr.
                                             ---------------------------
                                        Name:  Michael E. Heisley, Sr.
                                        Title: Chief Executive Officer


                                        /s/ Michael E. Heisley, Sr.
                                        --------------------------------
                                        Michael E. Heisley, Sr.